UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D. C. 20549


                                SCHEDULE 13D



                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 2)*



                         RECOVERY ENGINEERING, INC.
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                              (Name of Issuer)



                       COMMON STOCK, $0.01 PAR VALUE
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                       (Title of Class of Securities)



                                 756269106
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                               (CUSIP Number)



                           STEPHEN FRAIDIN (P.C.)
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA
                          NEW YORK, NEW YORK 10004
                               (212) 859-8000
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    (Name, Address and Telephone Number of Person Authorized to Receive
                        Notices and Communications)



                              October 7, 1999


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          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box.

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*    This represents the final amendment.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 756269106

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          THE PROCTER & GAMBLE COMPANY

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

          WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

          OHIO

  NUMBER OF      7  SOLE VOTING POWER

   SHARES                (SEE ITEM 5)

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH            - 0 -

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH              (SEE ITEM 5)

                10  SHARED DISPOSITIVE POWER

                         - 0 -

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          (SEE ITEM 5)

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          100%

14  TYPE OF REPORTING PERSON

          CO

     This Amendment No. 2 to Schedule 13D (which constitutes the Final Amendment) amends and supplements the Schedule 13D originally filed on September 3, 1999, as amended and supplemented by Amendment No. 1 filed on September 30, 1999 (the "Schedule 13D") by The Procter & Gamble Company, an Ohio corporation ("Procter & Gamble") and Tenzing, Inc., a Minnesota corporation and a direct wholly owned subsidiary of Procter & Gamble ("Merger Sub"), relating to the tender offer by Merger Sub to purchase all of the outstanding shares of common stock, par value $.01 per share ("Issuer Common Stock"; and, together with the associated stock purchase rights, the "Shares"), of Recovery Engineering, Inc., a Minnesota corporation (the "Issuer"), at $35.25 per Share in cash without interest, and the subsequent merger (the "Merger") of Merger Sub with and into Issuer upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of August 26, 1999, by and among Procter & Gamble, Issuer and Merger Sub (the "Merger Agreement").

ITEM 4.   PURPOSE OF TRANSACTION.



ITEM 5.   INTEREST IN SECURITIES OF ISSUER.



     Item 4 and Items 5(a)-(c) are hereby amended and supplemented by the addition of the following information:

     On October 7, 1999, pursuant to the terms and conditions of the Merger Agreement, Merger Sub was merged with and into the Issuer such that Issuer became a wholly owned subsidiary of Procter & Gamble. By virtue of the Merger, each Share (other than Shares held by Issuer or Procter & Gamble or any of their respective subsidiaries and other than Shares held by shareholders, if any, who perfect their appraisal rights under the Minnesota Business Corporation Act) was converted into the right to receive $35.25 in cash, without interest thereon. Each share of the common stock, par value $.01 per share, of Merger Sub was, by virtue of the Merger, converted into one share of the common stock of the Issuer. As a result of the Merger, Procter & Gamble now beneficially owns 100% of the outstanding shares of common stock of Issuer.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     99.1 Press Release issued on October 8, 1999.

                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       THE PROCTER & GAMBLE COMPANY


                                       By: /s/ Gretchen W. Price
                                          -----------------------------
                                          Name:  Gretchen W. Price
                                          Title: Treasurer


Dated: October 12, 1999